Mail Stop 0511

March 9, 2005

Robert Seguso, President and CEO
Seguso Holdings, Inc.
3405 54th Drive West, Suite G102
Bradenton, Florida 34210

> **RE: Seguso Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-122697**
> **Filed: February 10, 2005**

Dear Mr. Seguso:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. This Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. Revise your filing to disclose the Division's position summarized above. We also believe that shareholders who obtain securities directly from a blank check issuer,

rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your disclosure as appropriate. We specifically refer you to disclosure contained in the "Certain Market Information" section commencing on page 21.

2. Please provide the disclosure required by Item 510 and Item 201(a)-(c) of Regulation S-B.

3. In several places in your prospectus, we note disclosure related to the prospect of the company being regulated under the Investment Company Act of 1940. Please note that so long as the company meets the requirements of Rule 419, the company will neither be required to register as an investment company nor be regulated as an investment company. See Commission Release 33-6932 (April 28, 1992), section II.B.1. Please revise your disclosure as appropriate, including the eighth risk factor.

4. Please add disclosure, as appropriate, addressing the interaction of Exchange Act Rule 10b-9 and Rule 419 to this offering. See Commission Release 33-6932 (April 28, 1992), section II.C.

Prospectus Summary

5. We do not understand the statement, "the business must have a minimum fair market value of at least 80% of the offering proceeds, including the warrant proceeds." What business are you referring to? If you are referring to a potential acquisition candidate, then so state. What are "warrant proceeds?" Are you seeking to register the offer and sale of warrants? Please clarify.

Limited State Registration

6. We note reference to "warrants" as it pertains to a secondary trading market. Please clarify.

Risk Factors

7. In the introductory paragraph, clarify that you disclose all "material" risks here.

8. In the second risk factor, please clarify that an investor's proportionate portion of the funds will be promptly returned to them if this offering is not fully subscribed within 90 days or a maximum if 180 days if extended.

9. Please add a risk factor addressing the fact that if you are unable to consummate an acquisition within the 18-month time frame provided under Rule 419, an investor may lose up to 20% of their investment. See Rule 419(b)(2)(i) and (b)(2)(iv). Also, disclose the reasons why an investor may lose up to 20% of his/her investment.

10. We note your disclosure in risk factor 7 regarding secondary trading. Please note that Exchange Act Rule 15g-8 prohibits any sale of deposited securities or interests in these securities until the securities are released from the Rule 419 escrow account. Additionally, Rule 419(b)(3)(ii) restricts the transfer or other disposition of securities held in the escrow account or any interest related to those securities. Please revise your disclosure accordingly. We may have further comment.

11. Please add a risk factor addressing the fact that Mr. Seguso has little or no experience valuing and/or evaluating prospective acquisition candidates.

12. Please devote a specific section of your prospectus to the information contained in the fifth risk factor. See Item 5 of Form SB-2.

Use of Proceeds

13. We note that the company's sole officer and director has agreed to provide the funds necessary to pay the expenses of the offering and for eighteen months or until the time you complete a business combination. Indicate whether or not this commitment is in writing. If so, please file the agreement.

Plan of Operation

14. Please provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. You should discuss with specificity the steps you intend to take in furtherance of your plan of operation which includes providing a potential investor with comprehensive disclosure of the steps management intends to take as it seeks a potential acquisition candidate. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for locating a potential acquisition candidate and commencing the steps necessary for consummating the acquisition. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to achieve your company's objectives.

15. We note disclosure that your "ability to commence operations is contingent upon obtaining adequate financial resources through this offering." We do not understand your statement given the fact that you will not have access to the funds raised through this offering due to the restrictions imposed by Rule 419. Please clarify.

16. Clarify your statement that Robert Seguso has not loaned funds to you "as of January 1, 2005." Has Mr. Seguso loaned funds to the company. If so, disclose the terms of the loan agreement and file it as a material exhibit.

17. Disclose whether operations will cease if the company is not able to secure additional funding or adequate funding from its sole officer and director.

Proposed Business
"Blank Check" Offering

18. Please remove the first sentence in the "Background" subsection.

19. We note your statements that the company will conduct a due diligence review of any potential acquisition candidate. We note that the company, as of November 30, 2004, had a capital deficit of $(3,211) and that the company is limited to receiving 10% of the net offering proceeds prior to the consummation of the acquisition. We do not understand how the company will be able to conduct a due diligence review. Please explain.

Employees

20. Given the company's current cash position, please disclose how the company will pay for the services of "outside consultants, advisors, attorneys and accountants."

Management
Executive Officers and Directors

21. Expand the disclosure related to Mr. Seguso's business experience in accordance with Item 401 of Regulation S-B. Please describe Mr. Seguso's business experience, if any, during the last five years. See Item 401(a)(4) of Regulation S-B.

22. Revise your disclosure in the second paragraph to indicate that Mr. Seguso intends to devote less than 10% of his time to your affairs. Currently, you reference "each member of management." Management consists of Mr. Seguso.

Principal Stockholders

23. Disclose if Meyers Associates, L.P. is a broker-dealer. If so, disclose whether Meyers Associates will, in any way, facilitate the distribution of this offering. Also disclose if Mr. Seguso is affiliated with Meyers Associates. We may have further comment.

Description of Securities
State Blue Sky Information

24. Please identify the location of the escrow account and file an executed copy of the escrow agreement as a material exhibit. Also, disclose the arrangements to place the funds in escrow

25. We note your statement that "we believe that the shares, upon completion of this offering, will be eligible for sale on a secondary market . . . ." Please revise to clarify your statement. Specifically address that the common stock cannot be traded until it is released from escrow. See Exchange Act Rule 15g-8.

Plan of Distribution

26. We note that the company will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Please advise supplementally the basis of Mr. Seguso's qualification with respect to each element of the safe harbor.

27. We do not understand how the disclosure in the bullet points beneath the sentence commencing "Holders may sell . . ." applies to this offering. Revise or advise.

Escrow Account

28. Please identify the location of the escrow account and file an executed copy of the escrow agreement as a material exhibit. Also, disclose the arrangements to place the funds in escrow.

29. We note your statement that "the shares subscribed for will be issued as soon as practicable after subscriptions have been accepted and promptly deposited into escrow in accordance with Rule 419." We do not understand your disclosure given that the securities held in the escrow account cannot be released until you met the conditions prescribed by Rule 419. Please clarify.

Financial Statements
Notes to Financial Statements

30. Revise Note A to state the company's fiscal year end.

31. Revise Note B to add the company's policy to account for the costs of the proposed offering. Also disclose the commitment of the CEO to loan the company the money for the offering costs as discussed under Use of Proceeds on page 8.

General

32. Include a currently dated consent of the independent accountants in any amendment to the registration statement.

33. You should be aware that the financial statements must be updated after April 13, 2005 if the company's fiscal year end is other than December 31. Otherwise, the financial statements were stale after February 14, 2005 based on the 45 day rule as it applies to Item 310(g) of Regulation S-B.

Part II – Information Not Required in Prospectus

Exhibits and Financial Statement Schedules

34. Please file all required exhibits as soon as possible to allow for staff review, including the legality opinion.

35. Please file the instrument(s) defining the rights of security holders. See Item 601 of Regulation S-B.

Undertakings

36. We note you have the undertakings called for by Item 512(f) of Regulation S-B. Supplementally advise us as to the applicability of these undertakings.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Don Wiland at (202) 942-1856 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 942-2791.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Elliot H. Lutzker, Esq.
        212-451-2999 *by facsimile*